Exhibit 12

LEGGETT AND PLATT, INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions of dollars)

	Six Months Ended		Twelve Months Ended December 31,
	6/30/09	6/30/08	2008	2007	2006	2005	2004
Earnings
Income from continuing operations before income taxes*	$42.7	$130.7	$192.6	$147.3	$339.1	$305.6	$345.0

Interest expense (excluding amount capitalized)	19.7	27.3	49.5	60.9	56.2	46.7	45.9

Portion of rental expense under operating leases representative of an interest factor**	11.8	12.5	21.5	24.3	24.9	14.0	13.3

Total earnings***	$74.2	$170.5	$263.6	$232.5	$420.2	$366.3	$404.2

Fixed charges
Interest expense (including amount capitalized)	$20.1	$27.9	$50.5	$61.9	$57.8	$48.3	$46.9

Portion of rental expense under operating leases representative of an interest factor**	11.8	12.5	21.5	24.3	24.9	14.0	13.3

Total fixed charges***	$31.9	$40.4	$72.0	$86.2	$82.7	$62.3	$60.2

Ratio of earnings to fixed charges***	2.3	4.2	3.7	2.7	5.1	5.9	6.7

*	2004 through 2008 amounts have been retrospectively adjusted to include noncontrolling interest.
**	Estimated portion of rent expense representing interest.
***	Earnings consist principally of income from continuing operations before income taxes, plus fixed charges. Fixed charges consist principally of interest costs.